 Exhibit 99.1

News Release

B2Gold Releases its Fourth Annual Responsible Mining Report - Raising the Bar

Vancouver, BC, June 12, 2020 - B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) ("B2Gold" or the "Company") is pleased to announce that it has published its fourth annual Responsible Mining Report - Raising the Bar - which details B2Gold’s global economic contributions and its environment, social, and governance management practices and the Company’s performance against key indicators in 2019. Full details are outlined in the Report, available at www.b2gold.com.

In announcing the release of the 2019 Responsible Mining Report, Clive Johnson, President & CEO of B2Gold, said that “when I consider B2Gold’s role in sustainable development, I am pleased that the discourse has shifted from ‘making mining sustainable’ to ‘mining’s role in sustainable development.’ Our Report demonstrates how we address environmental, social and governance aspects with our many stakeholders. I believe B2Gold takes a unique approach to delivering positive impacts - raising the bar on ESG performance.”

Highlights:

The report demonstrates B2Gold’s commitment to responsible mining and was compiled in accordance with the Global Reporting Initiative Standards, Core option and the G4 Mining and Metals Sector Disclosures. B2Gold’s performance is also mapped to the United Nations Sustainable Development Goals.

Economic Value Distribution

In 2019:

•	B2Gold generated over $1.3 billion in economic value;
•	Distributed $140 million in employee wages and benefits, $116 million of which was distributed in countries where we operate;
•	Paid approximately $191 million in taxes and royalties to governments; and
•	Invested over $14 million to programs and initiatives that provide direct support to the people and communities that we rely on to operate our business.

B2Gold is committed to maximizing local and national economic benefits from our contracting and purchasing worldwide. We work to build and expand local supply chains to nurture the growth of and benefit local suppliers including small and medium enterprises from the presence of our operations. In 2019, we purchased approximately 60% of our goods and services from in-country suppliers in Mali. In Namibia, we purchased 86% locally and 61% locally in the Philippines.

People

Globally, B2Gold has a remarkably diverse workforce, employing people from many countries and corners of the world. The Company continues to maintain a high local employment rate by targeting recruitment efforts at local and national levels. Across all operations, 95% of our total workforce are local employees and we continue to train and develop our local workforce into senior roles. Our company goal, where possible, is to maximize the hiring of nationals in the countries where we operate in order to optimize local benefits, share knowledge and build capacity.

B2Gold is deeply committed to gender diversity in our workplace. Following an internal assessment (in 2017) and senior management sensitization workshop (in 2018), we initiated a gender diversity strategy in 2019, including the creation of our Diversity and Inclusion Policy. This strategy was deployed to further increase awareness and support diversity and inclusion throughout the employment lifecycle. Currently the Company has 12% female employees with 20% female representation in senior positions.

In 2020, the focus of the Company’s Gender Diversity and Inclusion work will be to address short and medium-term actions including diversity and unconscious bias training, establishment of Gender Diversity working groups and a thorough review of related policies and grievance/reporting mechanisms.

Health and Safety

2019 was B2Gold’s fourth consecutive year without a fatality - every one of our 4,217 employees went home to their family every single day - the ultimate goal of safe production and zero harm. Unfortunately, we did not reach our target of reducing both Lost Time Injury and Total Recordable Injury (TRI) frequency rates across all operations for a fourth consecutive year. However, we did achieve a Lost Time Injury-free year at our Otjikoto and Masbate Mines (located in Namibia and the Philippines, respectively), and recorded only 3 Lost Time Injuries at our Fekola Mine (located in Mali). Despite failing to meet these two targets in 2019, our injury record is among the industry leaders and we will continue to improve our performance in 2020 towards our goal of zero harm.

We also strengthened our Visible Felt Leadership programs, consisting of interactive safety meetings, individual and crew behaviour-based task observations, and risk assessment reviews and audits. These programs, in which all supervisors, managers, department heads, and Executives are required to participate, strengthen our safety culture of ownership, participation and positive reinforcement.

Environment

We continued to update our internal tailings management practices to align with changing industry best practices. In 2019, we made additional governance improvements including updating our criteria for embankment annual inspections and independent third-party reviews. B2Gold is committed to continue to actively review and incorporate additional best practices into our tailings facilities’ management.

We developed a comprehensive Environmental Strategic Plan for 2020 to 2023, providing a road map for improved environmental risk management and performance in line with overall B2Gold company strategy. A key component of this Strategic Plan is our Climate Change Risk Management Strategy, which consists of three pillars: Assessing and reducing our carbon footprint, Incorporating climate change risks into business planning/design, and external reporting and accountability of our contribution to climate change action.

In addressing climate change, B2Gold is proud to be an industry leader in the implementation of renewable energy solutions at our operations. The electricity generated by our Otjikoto Mine (located in Namibia) solar power plant has eliminated over approximately 16,000 tonnes of carbon dioxide equivalent (CO2e) emissions (through the end of 2019). Construction is under way at our Fekola Mine (located in Mali) of a 30 MW solar plant. The resulting fully-autonomous hybrid (Heavy Fuel Oil and solar) power plant will be among the largest off-grid facilities of this type in the world and will reduce the operation’s annual Heavy Fuel Oil consumption by approximately 13.1 million litres and keep approximately 39,000 tonnes of CO2e from being released per year.

COVID-19 Response Statement (as of 27 May, 2020)

A compelling test of a Company’s commitment to responsible mining is evident when a crisis emerges. The COVID-19 pandemic, which has impacted all facets of life in all corners of the world, has given our stakeholders a unique perspective into the heart of B2Gold and provides an opportunity to shine a light on our Company values. B2Gold has responded with excellence in all aspects of our operations.

Our response to the COVID-19 pandemic stems from extensive consultation with the government authorities where we work, employee participation in the decision process, and ongoing consultation and education in the communities where we operate. Through the first six months of 2020, the Company’s commitments to excellence include:

•	Job Security: ensuring that all employees receive salaries and benefits while adhering to stay at home orders issued by the governments in each jurisdiction;
•	Health and Hygiene: implementing extensive health and safety protocols at all operations to maximize hygienic conditions and social distancing on sites;
•	Staying Safe: maintaining an industry leading safety program at sites to ensure that our health and safety performance remains among the best in the industry;
•	Environmental Care: ensuring that all environmental and permit requirements have been maintained; and
•	Community Resilience: providing additional financial support to address social impacts in the communities where we live and work.

In the midst of the global pandemic, B2Gold reported record operational and financial results during the first quarter of 2020. These results were achieved without sacrificing our values and responsible mining principles. We anticipate continuing this performance for the remainder of 2020, noting that forward-looking dates referred to in this Report are subject to change due to potential impacts of COVID-19.

To view or download a copy of the report, please visit www.b2gold.com/responsible-mining/esg-reporting-portal/.

About B2Gold Corp.

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Mali and Colombia. In 2020, B2Gold forecasts consolidated gold production of between 1,000,000 and 1,055,000 ounces.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”

President & Chief Executive Officer

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
+1 604-681-8371	+1 604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales; and the impact of the COVID-19 pandemic on B2Gold’s operations; statements regarding activities or achievements of B2Gold including, without limitation: the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level; consolidated gold production of between 1,000,000 and 1,055,000 ounces in 2020. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the duration and extent of the COVID-19 pandemic; the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the outcome of the ongoing tax assessment by the Colombian Tax Office (DIAN) in respect of the Gramalote property; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold’s reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov , respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors relating to B2Gold’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

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